Exhibit 4.11

SETTLEMENT AGREEMENT

This settlement agreement (the "Settlement Agreement") is made as of June 16, 2004, by and among Critical Home Care, Inc., a Nevada corporation ("Critical") with a business address at 762 Summa Avenue, Westbury, NY  11590; Cleveland Overseas Ltd. ("COL"), with offices at 650 Fifth Avenue, 6th Floor, New York, NY  10019 and David Bensol ("Bensol"), an individual residing at 2708 Easa Place, Bellmore, NY  11554.

WHEREAS, Critical executed a Promissory Note (the "Note") dated February 28, 2003 in the principal amount of $150,000.00 in favor of COL;

WHEREAS, the Note matured on April 24, 2004, however, the parties have continue to have settlement discussions;

WHEREAS, the parties herein wish to settle the Note on the terms and conditions contained herein

NOW, THEREFORE, it is agreed as follows:

In consideration for this Settlement Agreement and a second one, entered into on this date by and among COL, Kenneth Orr and Robert Rubin (the "Shareholders' Settlement Agreement") and in full and final settlement, compromise and release by COL of all claims, as set forth in greater detail below, the parties hereto agree to the following:

1.       Settlement fee.  In full satisfaction of the Note and all accrued and unpaid interest thereon, and any and all claims which COL may have against Critical and its affiliates, COL and/or its designees and assigns shall receive an aggregate of Six Hundred Thousand (600,000) shares of Common Stock of Critical (the "Settlement Shares"), as follows.  David Bensol; Chief Executive Officer and a principal shareholder of Critical; The Rubin Family Irrevocable Trust, a principal shareholder of Critical;  and Harbor View Fund, Inc., a principal shareholder of Critical, shall each transfer to COL 200,000 shares of Common Stock of Critical.  In addition, the Board of Directors of Critical has approved a reduction in the exercise price of the 100,000 warrants to purchase common stock of Critical issued or issuable to COL under the Note from $1.00 per share to $.50 per share.  In accordance with the provisions above, and the general releases to be executed by COL as described in Section 3 below, no other monies shall be due and owing to COL.

2.     Personal Guarantees and Stock Pledges.  Pursuant to the terms and conditions of the loan from COL to Critical, as modified, Robert Rubin, Kenneth Orr, and Robert DePalo each gave his personal guaranty and/or pledged securities to COL.  Upon payment of the Settlement fee pursuant to Section 1 above, and the execution of general releases by COL, as described in Section 3 below, each and every one of the above referenced personal guarantees and stock pledges shall be released and returned to the individual guarantors and pledgors.

3.     Waiver and Release.  In consideration of the payments to be made and consideration set forth in Section 1 of this Settlement Agreement, COL shall execute a general release in the form attached hereto as Exhibit A, and B, respectively, and shall irrevocably and unconditionally release and forever discharge Critical, Bensol and DePalo and their successors and assigns, give up and waive any and all claims and rights it had, has or may have against any of the foregoing policies existing at any time up to and including the date of this Settlement Agreement.  The release(s) shall also apply to all of the directors, officers, shareholders, affiliates, agents, employees and representatives of Critical and/or their successors (collectively, the "Released Parties").

4.     Representations and Warranties of Shareholders.  The Settlement Shares are owned beneficially by and are held of record by the persons in whose name each certificate is issued.  The Settlement Shares are validly issued and outstanding, fully paid for and non-assessable.  There are no outstanding (i) securities convertible into or exchangeable for the Settlement Shares, (ii) options, warrants and other rights to purchase or subscribe for the Settlement Shares, or (iii) contracts, commitments, shareholder agreements or other agreements, commitments, understandings or arrangements of any kind to which the Shareholders are a party relating to the voting, issuance, acquisition, disposition or otherwise concerning the Settlement Shares.  Any and all shareholders agreements among Critical and any of the Shareholders or between any of them and any other party have been terminated and are of no force and effect.  Each owns the Settlement Shares free and clear of all liens, charges, encumbrances or claims of others, and upon delivery of the Settlement Shares by the Shareholders pursuant to this Agreement, COL will acquire good, valid and marketable title thereto free and clear of all liens, charges, encumbrances and claims of others.

5.     Registration rights.  Critical shall file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") for registering the Settlement Shares, within 90 days following the final Closing Date of Critical's Rule 506 Private Placement under Registration D pursuant to a Private Placement Memorandum dated March 26, 2004 (the "Private Placement") and use its best efforts to have a registration statement declared effective by the Commission as promptly thereafter as is commercially reasonable.  All of Critical's rights and obligations under the Private Placement Registration Rights Agreement are incorporated herein by reference and shall have the same force and effect concerning the Settlement Shares as the Private Placement Offered Securities.

Notwithstanding the foregoing and the fact that all of the Settlement Shares are "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act, the Settlement Shares being transferred by Orr and/or Rubin may be deemed to have been transferred by a non-affiliate and as such COL would have the benefit of being able to tack the holding period of the transferor, whereas they could not do so with Bensol's shares as he is an affiliate.  Accordingly, as a condition to the completion of their transaction, counsel to Critical shall direct Critical's Transfer Agent to permit the tacking of the holding period by the assignees of Orr and Rubin, respectively, Harbor View Fund, Inc. and Rubin Family Irrevocable Trust.  Critical's counsel may, in turn, rely upon the opinion letter of counsel representing the assignees of Orr and Rubin.

6.       Miscellaneous

(a)     This Settlement Agreement shall inure to the benefit of and be binding upon Critical and their respective successors and assigns.

(b)     Should any part of this Settlement Agreement, for any reason whatsoever, be declared invalid, illegal, or incapable of being enforced in whole or in part, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in full force and effect as if this Settlement Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Settlement Agreement without including therein any portion which may for any reason be declared invalid.

(c)     This Settlement Agreement shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed in such State without application of the principles of conflicts of laws of such State.  Each of the parties hereto hereby consents to the venue and jurisdiction of the courts of the State of New York for any action or proceeding relating to this Settlement Agreement, and hereby waives any objection based on the convenience of such forum, or otherwise.

(d)     This Settlement Agreement constitutes the entire agreement between the parties hereto with respect to the Note and this Settlement Agreement supersedes and renders null and void any and all other prior oral or written agreements, understandings, or commitments pertaining to the Note.  This Settlement Agreement may only be amended upon the written agreement of all parties hereto.

(e)    Any notice, statement, report, request or demand required or permitted to be given by this Settlement Agreement shall be in writing, and shall be sufficient if delivered in person or if addressed and sent by telecopier (followed by U.S. Mail) certified mail, return receipt requested, postage prepaid, to the parties at the addresses sets forth above, or at such other place that either party may designate by notice in the foregoing manner to the other.  If mailed as aforesaid, any such notice shall be deemed given three (3) days after being so mailed.

(f)     The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Settlement Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions and provisions shall remain in full force and effect.  No waiver of any term or any condition of this Settlement Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

(g)     The headings of the paragraphs herein are inserted for convenience and shall not affect any interpretation of this Settlement Agreement.

(h)     This Settlement Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of the day and year first written above.

CRITICAL HOME CARE, INC.

By: /s/ David Bensol Name: David Bensol Title: Executive Vice President /s/ David Bensol David Bensol

CLEVELAND OVERSEAS LTD.

By: /s/ GTP Global Trade & Finance SA Name: Ewald VOGT Title: Director